Filed pursuant to 424(b)(3)

Registration Statement No. 333-297814

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated August 4, 2026)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Up to 9,076,535 Ordinary Shares

(taking into account the 2.8:1 reverse stock split effective as of November 9, 2026)

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated August 4, 2026 contained in our Registration Statement on Form F-1 (Registration No.: 333-297814) (the “Prospectus”), relating to the resale, from time to time, of up to an aggregate of 9,076,535 ordinary shares of the Company, $0.0000000156408973 par value per share (“Ordinary Shares”), taking into account the 2.8:1 reverse stock split effective as of November 9, 2026 and further described below, by the Selling Stockholder named elsewhere in the Prospectus (the “Selling Stockholder” or the “SEPA Investor”). The Ordinary Shares included in the Prospectus consist of Ordinary Shares that the Company may, in its discretion, elect to issue and sell to the SEPA Investor, from time to time after the date of the Prospectus, pursuant to a Standby Equity Purchase Agreement the Company entered into with the SEPA Investor on December 1, 2025, as amended (the “SEPA”), in which the SEPA Investor has committed to purchase from the Company up to $250,000,000 of the Company’s Ordinary Shares in an equity line of credit (the “Equity Line”), subject to the terms and conditions specified in the SEPA. As of the date of this Prospectus Supplement, the Company has drawn down approximately $4.76 million from the Commitment Amount under the SEPA and has issued an aggregate of 508,929 Ordinary Shares to the SEPA Investor, in each case under the Prospectus. See the section of the Prospectus entitled “Committed Equity Financing” for a description of the SEPA and the section entitled “Selling Stockholder” for additional information regarding the Selling Stockholder.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information in this Prospectus Supplement, including as set forth below. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On November 9, 2026, the closing price of our Ordinary Shares was $9.35.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 13 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 9, 2026

Digital Platform for Plastics

On September 8, 2026, the Company unveiled the plastics application of its four-layer Digital Material Passport Platform (DMPP), designed to connect physical plastic with persistent digital identity, verified lifecycle data, real-world material markets and plastic circularity credits. The announcement represents the next stage of SMX’s plastics strategy, being designed to connect the Company’s molecular marking technology with Digital Material Passports, material verification, trading infrastructure and circularity credits within one integrated architecture. The objective is to give plastic something it has historically lacked: a persistent identity and verifiable memory capable of surviving multiple lives. It also builds directly on SMX’s Digital Material Passport and real-world asset infrastructure, being designed to connect identifiable physical materials with secure digital records and enable materials to become verified, traceable and potentially tradable assets.

Reverse Stock Split

Upon the opening of business on November 9, 2026, the Ordinary Shares commenced trading on the Nasdaq Capital Market on a post-reverse stock split basis under the current symbol “SMX”. The new CUSIP number of the Ordinary Shares is G8267K505 and the new ISIN code is IE000YMEYEO8.

On May 2, 2025, the Company’s shareholders approved a proposal to amend the Company’s constitution to allow the Company’s Board of Directors to consolidate and/or divide all or any of the Company’s classes of shares as the Board of Directors sees fit. As such, shareholder approval was not required to effect the reverse stock split.

The Company’s Board of Directors fixed the split ratio at 2.8:1, pursuant to which every 2.8 ordinary shares of the Company with a nominal value of $0.00000000558603475 per share were automatically combined into one ordinary share with a nominal value of $0.0000000156408973 per share.

The reverse stock split reduced the number of outstanding Ordinary Shares from approximately 2.5 million to 897,717 and affected all outstanding Ordinary Shares. No fractional shares were issued in connection with the reverse stock split. Instead, the Company aggregated the fractional entitlements of shareholders who otherwise would have been entitled to receive fractional shares because they held a number of ordinary shares not evenly divisible by 2.8 pursuant to the reverse stock split, or held fewer than the number of ordinary shares required to be consolidated into one ordinary share pursuant to the reverse stock split, and, to the extent possible, sold such aggregated fractional ordinary shares on the basis of prevailing market prices at such time.

Following the reverse stock split, all outstanding Company options, warrants and other applicable convertible securities, including the Company’s public warrants listed on Nasdaq under the symbol “SMXWW”, which will retain their existing CUSIP number, have been proportionately adjusted in accordance with their respective terms. All information regarding such options, warrants and other applicable convertible securities referred to in the Prospectus shall be deemed adjusted accordingly.

In connection with the Reverse Stock Split, the Company amended the Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association to reflect the adjustment of the par value.

Annual Meeting

An Annual General Meeting of Shareholders of the Company (the “Meeting”) will be held on Friday, November 27, 2026, at 9:00 a.m. (Eastern time) / 2:00 p.m. (Dublin time), at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company has distributed a Notice and Proxy Statement (the “Notice”) and a proxy card to all shareholders of record as of the close of business on October 27, 2026.

The business to be transacted at the Meeting is set out in Proposals 1 to 18 in the Notice. These proposals are described further below.

In accordance with the provisions of Clause 165 of the Company’s constitution (the “Constitution”), the term of service for each of the Directors in Class I (the “Class I Directors”) terminates at the conclusion of the Meeting. Our Class I Directors are Amir Bader and Richard Gordon Hayes.

Amir Bader and Richard Gordon Hayes will be seeking re-election at the upcoming Meeting, as further detailed in Proposals 1 and 2 below.

Proposal 1– To re-elect Amir Bader for a three-year term

In accordance with the provisions of Clause 165 of the Constitution, Amir Bader is required to retire by rotation at the Meeting and, being eligible, he is offering himself for re-election.

Proposal 2 – To re-elect Richard Gordon Hayes for a three-year term

In accordance with the provisions of Clause 165 of the Constitution, Richard Gordon Hayes is required to retire by rotation at the Meeting and, being eligible, he is offering himself for re-election.

Proposal 3 – To receive and consider the Company’s Financial Statements for the years ended 31 December 2023, 31 December 2024 and 31 December 2025 and the reports of the Directors and Auditors on those Financial Statements

In accordance with the provisions of Clause 237 of the Constitution, the Company is obliged to lay before a Meeting of the Company such statutory financial statements of the Company and reports as are required by the Act to be prepared and laid before such a Meeting for the years ended 31 December 2023, 31 December 2024 and 31 December 2025.

The financial statements referred to above are available on the Company’s website, and may be viewed at http://www.smx.tech. Such financial statements are not a part of the Prospectus or this Prospectus Supplement.

Proposal 4 – To acknowledge the re-appointment of the statutory auditor

This item is on the agenda to allow the shareholders to acknowledge the re-appointment of the statutory auditor, Baker Tilly Ireland Audit Limited. This item is being put forward as a non-binding advisory proposal because, under the Irish Companies Act 2014, the re-appointment of the auditor is automatic unless they resign or a proposal is put forward to remove them.

Proposal 5 – To authorise the Directors to fix the remuneration of the statutory auditor

This is a proposal authorising the Board to fix the remuneration of the statutory auditor in line with agreed terms of engagement as approved by the Audit Committee.

Proposals 6 to 17 (inclusive) – Approvals to amend the authorised share capital and Articles of Association of the Company

Proposals 6 to 17 (inclusive) are seeking approval from the shareholders of various changes to the Company’s Memorandum of Association and Articles of Association to reflect numerous reverse stock splits that the Company has effected since August 2023 and is effecting with effect from in or about 9 November 2026.

The constitutions of the Company referred to in Proposals 6 to 17 (inclusive) are available on the Company’s website at http://www.smx.tech.

Proposal 18 – Approval of authority for the board to reduce capital and create distributable reserves

Under Irish Company law, any dividends, share redemptions or repurchases made by the Company must be funded from distributable reserves or, for share repurchases, or redemptions, from the proceeds of a fresh issue of shares for that purpose. In the ordinary course, distributable reserves are generated by realised profits from the Company’s operations. Section 84 of the Companies Act also enables a company, subject to shareholder approval and the confirmation of the Irish High Court, to create distributable reserves through a reduction of company capital.

The Company intends, subject to shareholder approval and the confirmation of the High Court of Ireland, to carry out a capital reduction (the “Capital Reduction”) by cancelling the amount credited to the Company’s share premium account, or such other lesser amount as the directors of the Company (or any duly authorised committee thereof) or the High Court of Ireland may determine, and for the reserve arising from the Capital Reduction to be treated as profits available for distribution. This is intended to: (i) maximise the Company’s flexibility to make future dividend payments and carry out share redemptions and repurchases in the future; and (ii) ensure that it is not constrained from making dividend payments or carrying out share redemptions and repurchases due to a lack of distributable reserves in circumstances where it is otherwise in a position to pay dividends and/or redeem or repurchase shares.

The resolution in respect of the Capital Reduction proposes that, subject to the confirmation of the Irish High Court, the Capital Reduction be approved and that the reserve resulting from such Capital Reduction be treated as a profit available for distribution.

Scientific Intelligence Product Offering

The Company announced that it is developing SMX Scientific Intelligence (“SMX SCI”), an AI-powered material exploration platform designed to establish what the Company envisions as a comprehensive scientific codex for chemical agents, additives and supplements used in material identification, marking, tracking and product enhancement. SMX SCI is intended to provide a new scientific intelligence capability combining artificial intelligence with SMX’s accumulated scientific knowledge and industrial experience to accelerate the identification, evaluation and optimisation of materials for real-world applications. The platform is being developed to support SMX’s internal research and development activities, shorten response times to client requirements and strengthen the scientific foundation underlying its global Digital Material Passport and Plastic Passport strategies.